SELECT*LIFE II

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company
and its
Select*Life Variable Account

Supplement Dated December 17, 2013

This supplement updates and amends certain information contained in your prospectus dated May 1, 2013, as supplemented. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE
ADMINISTRATIVE CHARGE

We deduct an Administrative Charge from your policy value on each monthly processing date. This charge helps compensate us for the costs associated with administering the policies.

Effective March 1, 2014, the monthly administrative charge for policies with policy dates prior to February 17, 2004, will be increasing from $8.25 to $11.50. We guarantee that this charge will never exceed $12.00 per month.

The monthly administrative charge for policies with policy dates on or after February 17, 2004, is currently $10.00 and is guaranteed never to exceed $10.00.